UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934
                              (Amendment No. _____)*

                          American Health Services Corp.
                                 (Name of Issuer)

                      Common Stock, $0.03 par value per share
                          (Title of Class of Securities)

                                    026913 10 3
                                  (CUSIP Number)

                              Mark J. Mihanovic, Esq.
                              McDermott, Will & Emery
                        2049 Century Park East, 34th Floor
                            Los Angeles, CA  90067-3208
                                  (310) 284-6110
             (Name, Address and Telephone Number of Person Authorized
                       to Receive Notices and Communications)

                                 February 20, 1995
              (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

  Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).



                                   SCHEDULE 13D

  CUSIP No. 026913 10 3
  ___________________________________________________________________________
  1    NAMES OF REPORTING PERSONS S.S. OR
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       General Electric Company, acting through GE Medical Systems
       (I.R.S. Identification No. 14-0689340)
  ___________________________________________________________________________
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                      (b) / /
  ___________________________________________________________________________
  3    SEC USE ONLY


  ___________________________________________________________________________
  4    SOURCE OF FUNDS*

       00
  ___________________________________________________________________________
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                        / /
  ___________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
  ___________________________________________________________________________
                       7   SOLE VOTING POWER

  NUMBER OF SHARES         1,589,072 shares of Common Stock (all issuable
    BENEFICIALLY           upon exercise of warrants)
      OWNED BY        _______________________________________________________
       EACH           8    SHARED VOTING POWER
     REPORTING
      PERSON               0
       WITH           _______________________________________________________
                      9    SOLE DISPOSITIVE POWER

                           1,589,077 shares of Common Stock (all issuable
                           upon exercise of warrants)
                      _______________________________________________________
                      10   SHARED DISPOSITIVE POWER

                           0
  ___________________________________________________________________________
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,589,077 shares of Common Stock (all issuable upon exercise of warrants)
  ___________________________________________________________________________
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                              / /
  ___________________________________________________________________________
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.1%
  ___________________________________________________________________________
  14   TYPE OF REPORTING PERSON*

       CO
  ___________________________________________________________________________
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                  STATEMENT PURSUANT TO RULE 13d-1
                               OF THE
                    GENERAL RULES AND REGULATIONS
                              UNDER THE
             SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


  ITEM 1.   SECURITY AND ISSUER

       The security to which this statement relates is the Common
  Stock, $0.03 par value per share (the "Common Shares"), of American Health Services Corp., a Delaware corporation (the "Company") with principal executive offices located at 4440 Von Karman Avenue, Suite 320, Newport Beach, California 92660.


  ITEM 2.   IDENTITY AND BACKGROUND

       This statement is filed by General Electric Company, a New
  York corporation acting through GE Medical Systems ("GE") with principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut.
  GE engages in providing a wide variety of industrial, commercial and consumer products and services.

       For information with respect to the identity and background of each director and executive officer of GE, see Schedule I attached hereto.

       During the last five years, neither GE nor, to its best knowledge, any person identified on Schedule I has, except as set forth on Schedule II hereto (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which GE or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       To the best knowledge of GE, all persons identified on
  Schedule I are United States citizens, except that Paolo Fresco, Vice Chairman of the Board and an executive officer of GE, is an Italian citizen and Claudio X. Gonzalez, a director of GE, is a Mexican citizen.


  ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            In connection with a restructuring of indebtedness of the Company, pursuant to the terms of a Loan and Security Agreement, dated May 19, 1992 (the "First Loan Agreement"), between General Electric Capital Corporation, an affiliate of GE ("GECC"), and the Company, the Company issued to GE a Common Stock Purchase Warrant, dated May 19, 1992 (the "First Warrant), initially exercisable for 1,678,946 Common Shares upon the payment of a purchase price initially equal to $0.10 per Common Share.

       In connection with a second restructuring of indebtedness of the Company (the "Additional Restructuring"), pursuant to a First Amendment to Common Stock Purchase Warrant entered into on April 12, 1994 by GE and the Company, GE agreed to an amendment of the First Warrant (referred to herein, as so amended, as the "Amended Warrant") to reduce from 1,678,976 to 839,473 the number of Common Shares purchasable upon exercise thereof in exchange for, among other things, the issuance of the Third Warrant (as defined below). On June 1, 1993, pursuant to the terms of a Loan and Security Agreement, dated June 1, 1993 (the "Second Loan Agreement"), between GECC and the Company, the Company issued to GE an additional Common Stock Purchase Warrant (the "Second Warrant"), dated July 9, 1993, exercisable by GE for 377,075 Common Shares upon the payment of a purchase price initially equal to $0.10 per Common Share.

            On April 12, 1994, in connection with the Additional Restructuring, the Company issued to GE, a third Common Stock Purchase Warrant (the "Third Warrant"), dated April 12, 1994, exercisable by GE for 375,524 Common Shares upon the payment of a purchase price initially equal to $0.10 per Common Share.

            The Amended Warrant, Second Warrant and Third Warrant, each of which is currently exercisable, are collectively referred to herein as the "Warrants."

            The foregoing response to this Item 3 is qualified in its entirety by reference to the First Loan Agreement (a copy of which is attached hereto as Exhibit 1), the Amended Warrant (a copy of which is attached hereto as Exhibit 2), the Second Loan Agreement (a copy of which is attached hereto as Exhibit 3), the Second Warrant (a copy of which is attached hereto as Exhibit 4) and the Third Warrant (a copy of which is attached hereto as Exhibit 5), each of which is hereby incorporated herein.


  ITEM 4.   PURPOSE OF TRANSACTION

            GE has acquired the Warrants as an investment and in the ordinary course of business and not with the purpose of changing control of the Company.

            In connection with the contemplated consolidation of the businesses (the "Merger") of the Company and Maxum Health Corp., a Delaware corporation ("Maxum"), and in exchange for certain financial accommodations contemplated to be provided by GE to the Company and Maxum, GE entered into a Preferred Stock Acquisition Agreement, dated as of February 26, 1996 (the "Stock Acquisition Agreement"), by and among the Company, Maxum, Insight Health Services Corp., a Delaware corporation ("InSight"), and GE. The Stock Acquisition Agreement provides, among other things, that (i) immediately prior to the Merger, the Company will issue to GE 15,000 shares of the Company's Series C Preferred Stock, par value $0.03 per share (the "Series C Preferred Stock"), (ii) immediately prior to the Merger, the Warrants will be cancelled, and (iii) upon consummation of the Merger, the Series C Preferred Stock will be converted into Series A Convertible Preferred Stock of InSight. The foregoing response to this Item 4 is qualified in its entirety by reference to the Stock Acquisition Agreement (a copy of which is attached hereto as Exhibit 6), which is hereby incorporated herein.

            Except as described in this Item 4, GE has no current plans which relate to or would result in any of the events described in Items (a) through
  (j) of the instructions to this Item 4 of Schedule 13D.


  ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

            (a) GE beneficially owns an aggregate of 1,589,072 Common Shares (all of which are issuable upon exercise of the Warrants), representing an aggregate of 14.1% of the outstanding Common Shares (assuming exercise of the Warrants).

            (b) The responses to Items 7-11 of the cover page of this Schedule 13D relating to beneficial ownership of Common
  Shares are incorporated herein by reference.

            (c) Except as set forth in Item 4 hereof, neither GE nor, to the best knowledge of GE, any person identified on
  Schedule I hereto has effected any transactions with respect to Common Shares within the past 60 days.

            (d)  Not Applicable.

            (e)  Not Applicable.


  ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Except as described in Item 4 hereof, GE has not entered into contracts, arrangements, understandings or relationships described in the instructions to this Item 6 of Schedule 13D.

  ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

           99.1 Loan and Security Agreement, dated May 19, 1992, between GECC and the Company.

           99.2 Common Stock Purchase Warrant, dated May 19, 1992, issued by the Company to GE, as subsequently amended by First Amendment to Common Stock Purchase Warrant, dated April 12, 1994.

           99.3 Loan and Security Agreement, dated as of June 1, 1993, between GECC and the Company.

           99.4 Common Stock Purchase Warrant, dated July 9, 1993, issued by the Company to GE.

           99.5 Common Stock Purchase Warrant, dated April 12, 1994, issued by the Company to GE.

           99.6 Preferred Stock Acquisition Agreement, dated as of February 26, 1996, by and among the Company, Maxum, Insight and GE.


                              SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                GENERAL ELECTRIC COMPANY
                                acting through GE Medical Systems


                                By:    /s/ John M. Trani
                                Name:     John M. Trani
                                Title:    Sr. Vice President,
                                          GE Medical Systems


                                Dated:  March _____, 1996


                            EXHIBIT INDEX


  Exhibit 99.1 Loan and Security Agreement, dated May 19, 1992, between GECC and the Company.

  Exhibit 99.2 Common Stock Purchase Warrant, dated May 19, 1992, issued by the Company to GE, as subsequently amended by First Amendment to Common Stock Purchase Warrant, dated April 12, 1994.

  Exhibit 99.3 Loan and Security Agreement, dated as of June 1, 1993, between GECC and the Company.

  Exhibit 99.4 Common Stock Purchase Warrant, dated July 9, 1993, issued by the Company to GE.

  Exhibit 99.5 Common Stock Purchase Warrant, dated April 12, 1994, issued by the Company to GE.

  Exhibit 99.6 Preferred Stock Acquisition Agreement, dated as of February 26, 1996, by and among the Company, Maxum, Insight and GE.



                                                                      SCHEDULE I

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                             GENERAL ELECTRIC COMPANY

       The directors and executive officers of General Electric Company are identified in the table below. Directors of General Electric Company are indicated by an asterisk. Unless otherwise indicated, the business address of each person listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

                              PRESENT PRINCIPAL
   NAME                       OCCUPATION                   CITIZENSHIP

   John F. Welch, Jr.*        Chairman of the Board and    United
                              Chief Executive Officer      States

   Dennis D. Dammerman*       Senior Vice President-       United
                              Finance                      States

   P. Fresco*                 Vice Chairman of the Board   Italy
                              and Executive Officer

   John D. Opie*              Vice Chairman of the Board   United
                              and Executive Officer        States

   Frank P. Doyle             Executive Vice President     United
                                                           States
   Philip D. Amsen            Vice President and           United
                              Comptroller                  States

   James R. Bunt              Vice President and           United
                              Treasurer                    States

   David L. Calhoun           Vice President-GE            United
                              Transportation Systems       States

   William J. Conaty          Senior Vice President-Human  United
                              Resources                    States

   Lewis S. Edelheit          Senior Vice President-       United
                              Corporate Research and       States
                              Development

   Dale F. Frey               Chairman and President-GE    United
                              Investments Corporation      States

   Benjamin W. Heineman, Jr.  Senior Vice President,       United
                              General Counsel and          States
                              Secretary

   W. James McNerney, Jr.     Senior Vice President-GE     United
                              Lighting                     States

   Eugene F. Murphy           Senior Vice President-GE     United
                              Aircraft Engines             States

   Robert L. Nardelli         Senior Vice President-GE     United
                              Power Systems                States

   Robert W. Nelson           Vice President-Corporate     United
                              Financial Planning and       States
                              Analysis

   Gary M. Reiner             Vice President-Corporate     United
                              Business Development         States

   Gary L. Rogers             Senior Vice President-GE     United
                              Plastics                     States

   James W. Rogers            Vice President-GE Motors     United
                                                           States
   Jay R. Stonesifer          Senior Vice President-GE     United
                              Appliances                   States

   John M. Trani              Senior Vice President-GE     United
                              Medical Systems              States

   Lloyd G. Trotter           Vice President-GE            United
                              Electrical Distribution and  States
                              Control

   H. Brewster Atwater, Jr.*  Retired Chairman, Chief      United
                              Executive Officer, and       States
                              former Director General
                              Mills, Inc.

   David W. Calloway*         Chairman of the Board,       United
                              Chief Executive Officer and  States
                              Director, PepsiCo, Inc.

   Silas S. Cathcart*         Director and Retired         United
                              Chairman, Illinois Tool      States
                              Works

   Claudio X. Gonzalez*       Chairman of the Board and    Mexico
                              Managing Director Kimberly-
                              Clark de Mexico, S.A. de
                              C.V.

   Robert E. Mercer*          Retired Chairman of the      United
                              Board and former Director,   States
                              The Goodyear Tire & Rubber
                              Company

   Gertrude G. Michelson*     Member of the Board of       United
                              Directors - Federated        States
                              Department Stores

   Roger S. Penske*           President - Penske           United
                              Corporation                  States

   Barbara S. Prieskel*       Former Senior Vice           United
                              President, Motion Picture    States
                              Associations of America
   Frank H.T. Rhodes*         President Emeritus Cornell   United
                              University                   States

   Andrew C. Sigler*          Chairman of the Board, CEO
                              and Director, Champion
                              International
   Douglas A. Warner III*     Chairman of the Board,       United
                              President, and Chief         States
                              Executive Officer, J.P.
                              Morgan & Co. Incorporated
                              and Morgan Guaranty Trust
                              Company

                                                                     SCHEDULE II

                               RECENT GE CONVICTIONS

  1. United States ex. rel. Taxpayers Against Fraud and Chester L. Walsh v. General Electric Company

       On November 15, 1990, an action under the federal False Claims Act 31 U.S.C. Section 3729-32, was filed under seal against General Electric Company ("GE") in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F11O aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense
  (MoD), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

      On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. Section 287 (submitting false claims against the United States), 18 U.S.C. Section 1957 (engaging in monetary transactions in criminally derived property), 15 U.S.C. Sections 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. Section 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.

  2. Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  3. GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.